EXHIBIT 99.1

Colliers Reports Strong First Quarter Results

Revenues up sharply across all service lines

First quarter operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2022	2021

Revenues	$1,000.9	$774.9
Adjusted EBITDA (note 1)	121.5	92.1
Adjusted EPS (note 2)	1.44	1.04

GAAP operating earnings	40.8	40.0
GAAP diluted EPS	(0.42)	0.11

TORONTO, May 03, 2022 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the first quarter ended March 31, 2022. All amounts are in US dollars.

For the quarter ended March 31, 2022, revenues were $1.0 billion, up 29% (31% in local currency) relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $121.5 million, up 32% (33% in local currency) and adjusted EPS (note 2) was $1.44, up 38% versus the prior year period. First quarter adjusted EPS would have been approximately $0.02 higher excluding foreign exchange impacts. GAAP operating earnings were $40.8 million and included a $26.1 million loss on disposal of the Company’s Russian operations. GAAP operating earnings in the quarter were up 2% versus $40.0 million in the prior year quarter. GAAP diluted net loss per share was $0.42, versus diluted net earnings of $0.11 in the prior year quarter. First quarter GAAP EPS would have been approximately $0.02 higher excluding changes in foreign exchange rates.

“Colliers delivered strong first quarter results building on the momentum coming out of 2021,” said Jay S. Hennick, Global Chairman & CEO of Colliers. “Revenues, AEBITDA and AEPS were all up sharply and we were pleased to see assets under management (AUM) in our Investment Management segment also up considerably.”

“Last week, we announced the promotion of Chris McLernon to Chief Executive Officer of Real Estate Services| Global. Over the past 12 years as the leader of our EMEA business, Chris delivered exceptional results. He is a true culture carrier and has a deep understanding of the Colliers way of operating. In his new role, he will have direct oversight of Colliers’ Capital Markets, Leasing and Outsourcing & Advisory businesses globally, reporting to me. Having him on board will provide us with the additional bench strength we need to successfully pursue our ambitious 2025 growth plan.”

“During the quarter, we were also busy on the acquisition front. We added our affiliate operations in Cincinnati and Cleveland, completed the previously announced acquisition of our affiliate in Italy and Colliers Engineering & Design expanded its operations in the US Southwest. Just after quarter end, we also completed the previously announced addition of Antirion which is being integrated into our Colliers Global Investors platform in Europe. Once we complete the Basalt Infrastructure transaction later this year, our Investment Management business will represent about 23% (note 5) of our consolidated AEBITDA. This marks an important milestone in our service line diversification and continues the transformation of Colliers into a different kind of company. In the future, we expect our Investment Management segment to represent an even greater proportion of our overall AEBITDA. So far this year we have completed or announced acquisition investments totalling more than $400 million and our pipeline of potential opportunities remains solid. If we are successful, 2022 would result in a record year of capital allocation for Colliers.”

“The leadership of our company has a proven, 27-year track record of creating significant value for shareholders. The Colliers business model is balanced, highly diversified and asset-light. These characteristics, together with our enterprising culture, growth mindset and substantial inside ownership, position us well to continue delivering superior returns for shareholders in the future,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 62 countries, our 17,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of 20% for shareholders. With annual revenues of $4.3 billion and $57 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended
(in thousands of US$)	March 31		Change	Change
(LC = local currency)	2022	2021	in US$ %	in LC%

Outsourcing & Advisory	$414,545	$340,116	22%	24%
Investment Management (1)	86,377	44,627	94%	94%
Leasing	237,272	179,661	32%	34%
Capital Markets	262,718	210,510	25%	27%
Total revenues	$1,000,912	$774,914	29%	31%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 38% for the three months ended March 31, 2022

Consolidated revenues for the first quarter of 2022 increased 31% on a local currency basis, driven by strong growth across all service lines. Consolidated internal revenues measured in local currencies were up 27% (note 3), versus prior year quarter, led by Investment Management.

Segmented First Quarter Results
Revenues in the Americas region totalled $641.7 million for the first quarter, up 35% (35% in local currency) versus $475.8 million in the prior year quarter. Revenue growth was evenly distributed across all services lines. Leasing and Capital Markets activity was strong, particularly in industrial, land and multifamily asset classes. Outsourcing & Advisory revenues increased on solid growth in Engineering & Design (including recent acquisitions), Valuation and Loan Servicing. Adjusted EBITDA was $81.1 million, up 42% (43% in local currency) over the prior year quarter on higher revenues. GAAP operating earnings were $61.3 million, relative to $42.9 million in the prior year quarter.

Revenues in the EMEA region totalled $153.3 million for the first quarter, up 22% (30% in local currency) compared to $126.1 million in the prior year quarter with solid growth across all service lines. Leasing and Capital Markets benefitted from solid transaction activity while Outsourcing & Advisory revenue growth was driven by a strong recovery in project management revenues. Adjusted EBITDA was $4.9 million, up 9% (23% in local currency) over the prior year. GAAP operating loss was $30.8 million and included the loss on disposal of the Company’s Russian operations, versus an operating loss of $1.1 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $119.4 million for the first quarter compared to $128.3 million in the prior year quarter, down 7% (down 3% in local currency). Revenue growth was impacted primarily by the impact of COVID-19 lockdowns in several Asian markets. Adjusted EBITDA was $10.2 million, down from $15.5 million in the prior year quarter. GAAP operating earnings was $8.2 million, versus $11.7 million in the prior year quarter.

Investment Management revenues for the first quarter were $86.4 million compared to $44.6 million in the prior year quarter, up 94% (94% in local currency). Passthrough revenue from historical carried interest represented $24.7 million for the quarter versus nil in the prior year quarter. Excluding the impact of carried interest, revenue was up 38% (38% in local currency) driven by management fee growth from increased assets under management. Adjusted EBITDA was $26.8 million, up 51% (51% in local currency) over the prior year quarter. GAAP operating earnings were $17.2 million in the quarter, versus $9.9 million in the prior year quarter. Assets under management were $52.4 billion on March 31, 2022, up 26% from $41.6 billion on March 31, 2021. Including Antirion, completed on April 1, 2022, assets under management are now $57 billion.

Unallocated global corporate costs as reported in Adjusted EBITDA were $1.5 million in the first quarter, relative to $2.6 million in the prior year quarter. The corporate GAAP operating loss for the quarter was $15.1 million relative to a loss of $23.4 million in the first quarter of 2021, with the prior year period impacted by contingent acquisition consideration expense related to acquisitions.

Outlook for 2022
The Company is increasing its outlook for full year 2022 to reflect strong first quarter operating results as well as the impact of acquisitions. The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical (including escalation of hostilities, outbreak or continuation of war, elections, disruption of supply chains) and related factors.

Measure	Updated	Previous
Revenue growth	Low double digit revenue growth:
  Mid to high-single digit internal growth
  Balance from previously announced acquisitions (including KFW, Colliers Cincinnati and Cleveland, Antirion, Colliers Italy and Basalt)
High single digit revenue growth: Mid-single digit internal growth Balance from previously announced acquisitions (including Antirion, Colliers Italy and Basalt)
AEBITDA Margin	Up 40 bps – 80 bps	Up 40 bps – 60 bps
Consolidated income tax rate	25%-27%	26%-28%
NCI share of earnings	18%-20%	18%-20%
AEPS growth	High-teens	Mid-teens

Disposal of Russian operations
In March 2022, Colliers discontinued its operations in Russia and terminated its affiliate in Belarus. The disposal of the Company’s operations resulted in a loss of $26.1 million, the majority of which was attributable to the realization of accumulated foreign currency translation losses. The loss was not tax deductible and was substantially all non-cash.

Repurchase of Subordinate Voting Shares
During the period from March 3, 2022 to April 25, 2022, the Company purchased, 999,439 Subordinate Voting Shares for total consideration of $126.4 million under its current normal course issuer bid (“NCIB”) at a weighted average purchase price of $126.42 per share. Under the NCIB, all shares are purchased for cancellation. Colliers may purchase its Subordinate Voting Shares, from time to time, if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of Colliers.

Conference Call
Colliers will be holding a conference call on Tuesday, May 3, 2022 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) loss on disposal of Russian operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
	March 31
(in thousands of US$)	2022	2021

Net earnings	$21,317	$24,807
Income tax	16,327	8,847
Other income, including equity earnings from non-consolidated investments	(3,128)	(1,982)
Interest expense, net	6,318	8,284
Operating earnings	40,834	39,956
Loss on disposal of Russian operations	26,090	-
Depreciation and amortization	36,640	37,777
Gains attributable to MSRs	(5,297)	(9,075)
Equity earnings from non-consolidated investments	3,160	1,406
Acquisition-related items	15,083	18,847
Restructuring costs	90	293
Stock-based compensation expense	4,861	2,925
Adjusted EBITDA	$121,461	$92,129

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of Russian operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended
	March 31
(in thousands of US$)	2022	2021

Net earnings	$21,317	$24,807
Non-controlling interest share of earnings	(8,516)	(7,780)
Interest on Convertible Notes	2,300	2,300
Loss on disposal of Russian operations	26,090	-
Amortization of intangible assets	24,591	27,338
Gains attributable to MSRs	(5,297)	(9,075)
Acquisition-related items	15,083	18,847
Restructuring costs	90	293
Stock-based compensation expense	4,861	2,925
Income tax on adjustments	(6,419)	(9,666)
Non-controlling interest on adjustments	(3,670)	(3,335)
Adjusted net earnings	$70,430	$46,654

	Three months ended
	March 31
(in US$)	2022	2021

Diluted net earnings (loss) per common share(1)	$(0.38)	$0.10
Interest on Convertible Notes, net of tax	0.04	0.04
Non-controlling interest redemption increment	0.64	0.28
Loss on disposal of Russian operations	0.53	-
Amortization expense, net of tax	0.30	0.37
Gains attributable to MSRs, net of tax	(0.06)	(0.11)
Acquisition-related items	0.27	0.30
Restructuring costs, net of tax	-	-
Stock-based compensation expense, net of tax	0.10	0.06
Adjusted EPS	$1.44	$1.04

Diluted weighted average shares for Adjusted EPS (thousands)	48,791	44,738
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three months ended March 31, 2022 and 2021.

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

5. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. We report this metric on a pro forma basis, incorporating the expected full year impact of business acquisitions and dispositions.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in thousands of US$, except per share amounts)
	Three months
	ended March 31
(unaudited)	2022	2021

Revenues	$1,000,912	$774,914

Cost of revenues	631,553	467,731
Selling, general and administrative expenses	250,712	210,603
Depreciation	12,049	10,439
Amortization of intangible assets	24,591	27,338
Acquisition-related items (1)	15,083	18,847
Loss on disposal of Russian operations	26,090	-
Operating earnings	40,834	39,956
Interest expense, net	6,318	8,284
Equity earnings from unconsolidated investments	(3,160)	(1,406)
Other (income) expense	32	(576)
Earnings before income tax	37,644	33,654
Income tax	16,327	8,847
Net earnings	21,317	24,807
Non-controlling interest share of earnings	8,516	7,780
Non-controlling interest redemption increment	31,441	12,540
Net earnings (loss) attributable to Company	$(18,640)	$4,487

Net earnings (loss) per common share

Basic	$(0.42)	$0.11
Diluted (2)	$(0.42)	$0.11

Adjusted EPS (3)	$1.44	$1.04

Weighted average common shares (thousands)
Basic	44,064	40,257
Diluted	44,064	40,770

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three-months ended March 31, 2022 and 2021.
(3)	See definition and reconciliation above.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US$)

	March 31,	December 31,	March 31,
(unaudited)	2022	2021	2021

Assets
Cash and cash equivalents	$230,374	$396,745	$118,470
Restricted cash (1)	35,224	28,526	27,646
Accounts receivable and contract assets	587,393	573,710	436,777
Warehouse receivables (2)	124,815	174,717	115,854
Prepaids and other assets	225,320	353,220	190,111
Real estate assets held for sale	44,492	44,089	-
Current assets	1,247,618	1,571,007	888,858
Other non-current assets	130,106	120,071	103,517
Fixed assets	143,431	144,755	140,249
Operating lease right-of-use assets	316,650	316,517	330,118
Deferred tax assets, net	74,482	68,502	48,252
Goodwill and intangible assets	1,684,202	1,652,878	1,675,288
Total assets	$3,596,489	$3,873,730	$3,186,282

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$827,193	$1,082,774	$637,761
Other current liabilities	102,005	186,089	126,777
Long-term debt - current	1,535	1,458	9,445
Warehouse credit facilities (2)	115,817	162,911	105,937
Operating lease liabilities - current	79,010	80,928	80,687
Liabilities related to real estate assets held for sale	23,235	23,095	-
Current liabilities	1,148,795	1,537,255	960,607
Long-term debt - non-current	712,771	529,596	513,955
Operating lease liabilities - non-current	298,370	296,633	309,961
Other liabilities	102,615	120,489	94,344
Deferred tax liabilities, net	37,302	42,371	44,404
Convertible notes	225,539	225,214	224,266
Redeemable non-controlling interests	541,191	536,903	440,000
Shareholders' equity	529,906	585,269	598,745
Total liabilities and equity	$3,596,489	$3,873,730	$3,186,282

Supplemental balance sheet information
Total debt (3)	$714,306	$531,054	$523,400
Total debt, net of cash and cash equivalents (3)	483,932	134,309	404,930
Net debt / pro forma adjusted EBITDA ratio (4)	0.9	0.3	1.1

Notes to Condensed Consolidated Balance Sheets
(1)	Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)	Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)	Excluding warehouse credit facilities and convertible notes.
(4)	Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US$)
	Three months ended
	March 31
(unaudited)	2022	2021

Cash provided by (used in)

Operating activities
Net earnings	$21,317	$24,807
Items not affecting cash:
Depreciation and amortization	36,640	37,777
Loss on disposal of Russian operations	26,090	-
Gains attributable to mortgage servicing rights	(5,297)	(9,075)
Gains attributable to the fair value of loan
premiums and origination fees	(7,282)	(11,578)
Deferred income tax	(11,177)	(9,431)
Other	17,787	41,891
	78,078	74,391

Increase in accounts receivable, prepaid
expenses and other assets	(172,005)	(23,787)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	9,860	(12,552)
Decrease in accrued compensation	(268,770)	(84,476)
Contingent acquisition consideration paid	(59,553)	(7,475)
Proceeds received on sale of mortgage loans	369,911	837,917
Principal funded on originated mortgage loans	(314,073)	(706,785)
Decrease in warehouse credit facilities	(47,094)	(112,081)
Sales to (Repurchases from) AR Facility, net	122,937	(3,291)
Net cash used in operating activities	(280,709)	(38,139)

Investing activities
Acquisition of businesses, net of cash acquired	(52,478)	(3,841)
Purchases of fixed assets	(9,835)	(22,093)
Cash collections on AR Facility deferred purchase price	166,328	10,908
Other investing activities	(20,965)	(11,093)
Net cash (used in) provided by investing activities	83,050	(26,119)

Financing activities
Increase in long-term debt, net	191,730	53,792
Purchases of non-controlling interests, net	(25,962)	(8,133)
Dividends paid to common shareholders	(6,608)	(2,009)
Distributions paid to non-controlling interests	(14,926)	(13,923)
Repurchases of Subordinate Voting Shares	(72,685)	-
Other financing activities	(29,724)	4,968
Net cash provided by financing activities	41,825	34,695

Effect of exchange rate changes on cash	(3,839)	(1,854)

Net change in cash and cash
equivalents and restricted cash	(159,673)	(31,417)
Cash and cash equivalents and
restricted cash, beginning of period	425,271	177,533
Cash and cash equivalents and
restricted cash, end of period	$265,598	$146,116

COLLIERS INTERNATIONAL GROUP INC.
SEGMENTED RESULTS
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31

2022
Revenues	$641,698	$153,325	$119,380	$86,377	$132	$1,000,912
Adjusted EBITDA	81,066	4,919	10,219	26,801	(1,544)	121,461
Operating earnings (loss) (1)	61,307	(30,781)	8,225	17,221	(15,138)	40,834

2021
Revenues	$475,777	$126,113	$128,251	$44,627	$146	$774,914
Adjusted EBITDA	56,926	4,504	15,518	17,745	(2,564)	92,129
Operating earnings (loss)	42,853	(1,089)	11,708	9,931	(23,447)	39,956

Notes to Segmented Results
(1)   EMEA operating loss includes $26,090 loss on disposal of Russian operations.

COMPANY CONTACTS:
Jay S. Hennick
Global Chairman & Chief Executive
Officer

Christian Mayer
Global Chief Financial Officer
(416) 960-9500